UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of	December 2022

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 9, 2022, Bruush Oral Care Inc. (the “Company”) issued a press release announcing the closing of the Company’s $3 million private placement transaction (“Private Placement”). The Company intends to use the net proceeds from the Private Placement for working capital, growth capital and other general corporate purposes. The information contained herein contains additional details regarding the Private Placement.

On December 7, 2022, the Company entered into a Private Placement pursuant to a Securities Purchase Agreement (the “Agreement”) attached as Exhibit 10.1 and Registration Rights Agreement (the “Registration Rights Agreement”) attached as Exhibit 10.2 with institutional investors (“Purchasers”) for aggregate gross proceeds of approximately $3 million, before deducting fees to the placement agent and other expenses payable by the Company. Aegis Capital Corp. (“Aegis”) acted as the exclusive placement agent in connection with the Private Placement which closed on December 9, 2022. Pursuant to the Placement Agent Agreement attached as Exhibit 10.3, Aegis was paid a commission equal to 10.0% for the placement of the securities sold at closing and 10.0% of the proceeds from the exercise of warrants, and a non-accountable expense allowance equal to 3.0% of the Private Placement.

In connection with the Private Placement, the Company issued 2,966,667 units and 1,950,001 pre-funded units (the units and pre-funded units together, the “Units”) at a purchase price of $0.60 per Unit priced at-the-market under Nasdaq rules. Pursuant to the Pre-Funded Warrant Agreement (“Pre-Funded Warrant Agreement”) attached as Exhibit 10.4, the pre-funded units were sold at the same price less the pre-funded warrant exercise price of $0.001 (“Pre-Funded Warrant”).

Each Unit consists of one share of common stock (or common stock equivalent) and one non-tradable warrant (each, a “Warrant,” and collectively, the “Warrants”) exercisable for one share of common stock at a price of $0.60 subject to adjustments pursuant to the warrant agreement (“Warrant Agreement”) attached as Exhibit 10.5 or Pre-Funded Warrant Agreement. The Warrants have a term of five and one-half (5.5) years from the date of issuance.

Pursuant to the Registration Rights Agreement, the Company is required to file a resale registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale of the shares issuable upon exercise of the Warrants within fifteen (15) days after the closing date (the “Filing Date”). Pursuant to the Registration Rights Agreement, the Registration Statement shall be declared effective within thirty (30) days after the Filing Date or sixty (60) days following the Filing Date if the Registration Statement is reviewed by the SEC. The Company will be obligated to pay certain liquidated damages to the investor if the Company fails to file the Registration Statement when required, fails to cause the Registration Statement to be declared effective by the SEC when required, of if the Company fails to maintain the effectiveness of the Registration Statement.

Each of the Company’s executive officers, directors and 10% or more shareholder entered into a lock-up agreement (the “Lock-Up Agreement”) attached as Exhibit 10.6 pursuant to which they agreed not to sell or transfer any securities of the Company held by them for a period commencing on December 9, 2022 and ending ninety (90) days thereafter, subject to limited exceptions.

The Company issued and sold the Units, Warrants and Pre-Funded Warrants and shares of common stock issuable upon exercise of the Pre-Funded Warrants or Warrants in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) by virtue of Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder. In connection with the Purchasers’ execution of the Agreement, the Purchasers represented to us that they are each an “accredited investor” as defined in Regulation D of the Securities Act and that the securities to be purchased by them will be acquired solely for their own account and not with a view to or for distributing or reselling such securities or any part thereof in violation of the Securities Act or any applicable state securities law. Such securities shall not be offered or sole in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares of common stock contain a legend stating the same.

The descriptions of the Agreement, Registration Rights Agreement, Placement Agent Agreement, Pre-Funded Warrant Agreement, Warrant Agreement and Lock-up Agreement are set forth in this Report and are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 respectively.

Exhibit No.	Description

10.1	Securities Purchase Agreement dated December 7, 2022

10.2	Registration Rights Agreement dated December 7, 2022

10.3	Placement Agent Agreement

10.4	Form of Pre-Funded Warrant Agreement

10.5	Form of Warrant Agreement

10.6	Form of Lock-up Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	December 20, 2022	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer